Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-117697 on Form S-3 and in Registration Statement Nos. 333-100349, 333-61614, 333-44870, 333-107810, 333-121282, 333-121283 and 333-144525 on Form S-8 of our reports dated February 28, 2008, (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company adopting the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment effective January 1, 2006) relating to the consolidated financial statements and financial statement schedule of Community Health Systems, Inc., and the effectiveness of Community Health Systems, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Community Health Systems, Inc. for the year ended December 31, 2007.

/s/  Deloitte & Touche LLP

Nashville, Tennessee
February 28, 2008